Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10-K/A and Anthem’s and WellPoint’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on May 11, 2004 Amendment No. 1 to its registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Larry Glasscock, Chairman, President & Chief Executive Officer

David Colby, Executive Vice President & Chief Financial Officer

Banc of America Securities Health Care Conference May 21, 2004

1	5/21/2004 4:44 AM

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10-K/A and Anthem’s and WellPoint’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on May 11, 2004 Amendment No. 1 to its registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, NCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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Agenda

Anthem	Profile
WellPoint	Profile
Merger	Summary

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Anthem Profile

Maine

New Hampshire

Connecticut

Nevada

Colorado

Ohio

Indiana

Virginia

Kentucky

Anthem

BCBS Coverage

BCBS licenses in 9 states

#1 market share in 8 of 9 states

Regional business model

National capabilities

Full range of healthcare and

specialty products

Among the fastest growing

healthcare companies

12.5 million medical members

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Profitable Enrollment Growth

9% Same Store CAGR, 1999—2004E

(In Millions)

6.3

7.3

7.9

11.1

11.9

12.5+

1999

2000

2001

2002

2003

2004E

Acquisition-related membership in the applicable year

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National Accounts

Gaining Strength in the Market Place

Strong retention of existing accounts

30 new account wins for 1Q04

Value Proposition

Blue Cross Blue Shield Brand

Access to BlueCard networks nationwide

Dedicated Business Unit Model

ClaimsQuest

Interactive Realtime Information System (IRIS)

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Line of Business Growth

Membership Growth

(3/31/2003—3/31/2004)

17%

1%

8%

1%

10%

National Accounts Large Group Small Group Government - Individual

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Strong Financial Momentum

Diluted EPS

$3.30

$4.51

$5.45

$6.90—$7.00

2001

2002

2003

2004E

Operating Revenue

($            in billions)

$10.1

$13.0

$16.5

$18.3+

2001

2002

2003

2004E

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Long Term Earnings Growth

15% + Earnings Growth Model

Profitable Membership Growth

Continuous Administrative Expense Ratio Improvement

Maintain Gross Margins

Enrollment growth in every region

Maintain strong retention rates

Specialty penetration

Systems consolidation

Contain costs in non-customer touch point areas

Enhance efficiency

Disciplined underwriting and pricing

Medical management initiatives

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Agenda

Anthem Profile

WellPoint Profile

Merger Summary

This presentation contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at the WellPoint website, which can be found at www. wellpoint.com.

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WellPoint Profile

Second largest health plan in U.S.

Broad range of medical and specialty products Organized by customer segment with a diverse customer base Regional geographic focus One Company, multiple brands

Non-Blue Brands

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Membership Growth

Total Medical Membership

(in thousands)

16,000

14,000

12,000

10,000

8,000

6,000

4,000

2,000

0

2,797

4,485

6,638

6,892

7,515

8,201

10,908

13,811

15,011

15,377

1995 1996 1997 1998 1999 2000 2001* 2002* 2003* 1Q04*

* Total medical membership as Dec. 31, 2001, 2002, and 2003 and March 31, 2004 includes BlueCard “host” members of 380, 587, 1,002 and 1,196, respectively

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Membership Growth

(in thousands)

BCC

8000

7000

6000

5000

4000

1999

2000

2001

2002

2003

1Q04

BCBSGA

3000

2500

2000

2001

2002

2003

1Q04

BCBSMO

950

900

2002

2003

1Q04

Same store growth:(1)

21% medical membership growth since 1999

20% growth in ISG business since 1999

121% growth in BlueCard Program “home” membership since 2001

Note: Membership numbers exclude BlueCard “host” members. (1) Same store growth excludes members gained through acquisitions

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Big Plans Will Get Larger

Top Ten Health Plans*

1995

Medical Members

Total Insured 223.7 Million Top 10 = 61.1 Million

2003*

Medical Members

Total Insured 245.4 Million Top 10 = 102.4 Million

* Top 10 Health Plans as of 9/30/03: UNH, WLP, AET, ATH, CI, Kaiser Foundation, HUM, Health Care Services Corp., HNT, WC

Source: Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies

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Fragmented Industry

Many smaller, regional players in key geographies

California

Alameda Alliance for Health

Care 1st Health Plan

Chinese Community Health Plan

Community Health Group

Community Health Plan

Contra Costa Health Plan

Health Plan of San Joaquin

Inland Empire Health Plan

Interplan Corp

One Health Plan of CA

Primecare Medical Network

ProMed Health Care Administrators

Safeguard Health Plans

San Francisco Health Plan

Santa Clara Family Health Plan

Scripps Clinic Health Plan

Sharp Health Plan

Sistemas Medicos Nacionales

Universal Care

Western Health Advantage

Missouri

Community	Care Plus
Community	Health Plan
Cox	Health System, Inc.
Family	Health Partners
FirstGuard	Health Plan
Group	Health Plan
Health	Care USA, Missouri, LLC
Mercy	Health Plans of Mo. Inc.

One Health Plan of Kansas/Missouri, Inc.

Georgia

Athens Area Health Plan

Columbus Physician Organization

Healthcare, Inc.

HealthOne

Medical Resource Network

One Health Plan of GA

Phoebe Health Partners, Inc.

Illinois

Harmony Health Plan of Ill.

Health Alliance Medical Plans, Inc.

Health Marketing, Inc.

Healthcare’s Finest Network

One Health Plan of Ill., Inc.

OSF HealthPlans, Inc.

Quincy Health Care Management

RCare PPO

Rockford Health Plans

The Preferred Plan, Inc.

Trinity PHO, Ltd.

Union Health Service, Inc.

Texas

Access	Direct-A preferred Provider Network
Advantage	Care Network, Inc.
Alliance	Regional Health Network
Brazos	Valley Health Network
Galaxy	Health Network
IntegraHome
Preferred	Care
ProAmerica
SETON	Healthcare Network
TexCare	Partnership
The	MEGS Life & Health Ins. Co.
USA	Managed Care Organization

•

Represents more than 18 million lives in these states

Sources: InterStudy PPO Directory and Performance Report 3.0; The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

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Uninsured Opportunity

Uninsured

18 million

Moderate to high income

11.4 million earn >300% FPL

6.4 million earn 200–299% FPL

14 million

Eligible for public programs but not enrolled

Earn <100% FPL

9 million

Low income, not eligible for public programs

Earn 100-199% FPL

Demonstrate value

Potential tax subsidies

Enrollment programs

Education

Community outreach

Increased State funding ? Federal assistance?

Potential Solutions

Existing commercial programs

Existing Medicaid and SCHIP Programs

Expanded government programs ?

Source: NIHCM Foundation, 2002, RWJF-sponsored project. Based on 2001 data.

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WellPoint Pharmacy Management

Fourth largest PBM with more than 31 million members

Offers full spectrum of PBM services

Pharmacy Care Management

Clinical / Medical Management

Clinical Business Plan Intervention Programs Therapy Management Disease Management Patients-At-Risk

ReViewPoint®

Online Reporting

Formulary Management

Treatment Guidelines P&T Committees Manufacturer Discounts Preferred Rx Programs Prior Auth Center

PrecisionRx

Integrated Mail Service Pharmacy Specialty Pharmacy

Network Management

National Network

Customized Local Networks MAC Programs

Claims Processing

Claims Keying Online DUR

Consultative Services

Incentive Programs Benefit Designs Interventions Account Management Sales Support Business Strategies

Provide innovative programs to manage drug trend

Clinical programs are outcomes-focused and patient-

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Other Specialty Products

Dental PPO, DHMO & FFS

Life Basic & supplemental group term, dependent coverage, AD&D

Disability Group STD & LTD Behavioral

Health Full range of Behavioral Health services, including EAP plans

WC MCS Network management, bill review, medical management and case management, all on non-risk basis

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Specialty Products Contribute to WellPoint’s Profitability

WellPoint Profitability*

Quarter Ended March 31, 2004

Specialty Segment

12%

88%

Health Care Segment

*Excludes Corporate and Other segment

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Operational Improvements

Medical Care Ratio (a)

80.2% 79.7%

80 70 60 50

40 30

20 10 0

1Q98 1Q04

SG & A Ratio (b)

20.2% 17.0%

20 18 16 14 12 10 8 6 4 2 0

1Q98 1Q04

Investment Income/Pre-tax Income (c)

35.2% 17.0%

40 35 30 25 20 15 10 5

0

1Q98 1Q04

Pre-Tax Margin (d)

7.3% 8.8%

10 8 6 4 2 0

1Q98 1Q04

(a) The medical care ratio represents health care services and other benefits as a percentage of premium revenue.

(b) The SG&A ratio represents selling expense and general and administrative expense combined as a percentage of premium revenue and management services and other revenue combined.

(c) Pre-tax income for the quarter ended March 31, 1998 is income from continuing operations before provision for income taxes and cumulative effect of accounting change. Pre-tax income for the quarter ended March 31, 2004 is income before provision for income taxes.

(d) Pre-tax margin represents pre-tax income (see footnote (c) above) as a percentage of premium revenue and management services and other revenue combined.

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WLP Financial Highlights

Total Revenue

(in billions)

CAGR = 26%*

$6.5 $5.6 $4.0

$12.4 $9.2 $7.5

$17.3

$20.4

$ 24

20 16 12 8 4 0

1996 1997 1998 1999 2000 2001 2002 2003

*As of December 31, 2003. CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

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WLP Financial Highlights

Income from Continuing Operations(a)

(in millions)

CAGR = 25%(f)

$198.5 (b) $224.9 (c) $263.0 (d) $299.1 $342.3 $414.7 (d) (e) $935.2 $660.9

1996 1997 1998 1999 2000 2001 2002 2003

(a)	Before extraordinary items and cumulative effect of accounting change, if applicable
(b)

1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii) $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii) $18 million of investment gains in HPI, net of tax

(c)

1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)

Due to issuance of FASB no.145, WellPoint reclassified the extraordinary gains and losses from the extinguishment of debt to interest expense. For the year ended December 31, 1999, WellPoint reclassified an extraordinary gain of $3.1 million (which included a tax expense of $1.2 million) to interest expense. For the year ended December 31, 2002, WellPoint reclassified an extraordinary loss of $6.3 million (which included a tax benefit of $2.5 million) to interest expense.

(e)	2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax.

(f) As of December 31, 2003. CAGR = (FV/PV)1/n–1, where FV is the future value, PV is the present value, and n is the number of years.

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Agenda

Anthem Profile

WellPoint Profile

Merger Summary

5/21/2004 4:44 AM

Leading Market Positions

NV

CA

CO

TX

WI

MO

IL

IN

KY

OH

GA

VA

ME

NH

MA

CT

Anthem WellPoint

UNICARE and HealthLink >100K members

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Merger Benefits

Growth Opportunities

Target individual products in ATH markets

“Young invincibles”

Early retirees

Other uninsured

Utilize ATH experience with national accounts

ATH national accounts same store growth

1Q04 12% over 4Q03

1Q04 17% over 1Q03

Multi-state employers focusing more on medical costs

in addition to administrative expenses

Enhanced e-commerce capabilities provide higher

service levels

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Merger Benefits

Growth Opportunities

Increase penetration of PBM services

Increased	size enhances value proposition

WLP PBM experienced with external sales

Cross-sell other specialty product sales to existing members

Utilize best practices in health improvement programs and contracting to better manage medical cost trends

Information-based	decision making
National	contracting (labs, DME, etc.)

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Merger Benefits

Operating Synergies

Recognize at least $250 million in pre-tax synergies

Information technology $75 million +

Specialty businesses $75 million +

Operations $50 million +

Corporate & Shared Services $50 million +

Positioned to implement over 18—24 months: $50 million in 2004, $175 million in 2005, and $250 million in 2006

Synergies represent approximately 4% to 5% of combined administrative expenses—consistent with prior transactions

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Merger Update

Registration statement declared effective on May 13, 2004 “No-review” by SEC

Hart Scott Rodino clearance BCBSA approval Approved in 9 of 11 states

Shareholder meetings scheduled for June 28, 2004

Anticipate mid-year 2004 closing

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WellPoint + Anthem . .. .

. . . A Very Compelling Transaction . . .

Geographic diversification with strong local focus and national reach

Diversified membership base

Realize significant growth potential in ISG, national accounts and specialty businesses

Leverage technology

Enhance product offerings, customer service and relationships with physicians and hospitals

Better data management for clinical decision-making

Improve productivity

Identified synergies lower administrative expenses

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Questions?

5/21/2004 4:44 AM